UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File No. 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Translation of registrant’s name into English)

44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario  M5H 3Y4  Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F ☒

 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Documents included as part of this Report:

Exhibit No.	Document

99.1	Unaudited financial statements for the three months ended November 30, 2014 and 2013
99.2	Management’s Discussion & Analysis for the three months ended November 30, 2014
99.3	Certification of Interim Filings – CEO
99.4	Certification of Interim Filings – CFO
99.5	News Release dated January 14, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TANZANIAN ROYALTY EXPLORATION CORPORATION
(Registrant)

By:	/s/ James Sinclair
James E. Sinclair
Chief Executive Officer

Date:	January 14, 2015